PRESSURE GAMES

Investor Deck

Alex Andreae
CEO / Founder
(941) 268-4955
alex@pressuregames.com


PROBLEM
SCREEN TIME IS UP
PLAY TIME IS DOWN

Toy Industry Active Play Initiatives



Hasbro, Lego, the Toy Association and most major brands are looking to encourage more traditional play activities for kids as screen time encroaches on classic toy play.


the GENIUS of PLAY
Play All May
2019
the toy association
Inspiring Generations of Play


Rx
Boston Children's Hospital
Center on Media and Child Health
Play is more than fun!
New research links
5 types of play to positive
child development:
letter play
active play
board game play
number play
play with parents
Harvard Medical School Teaching Hospital
Proudly sponsored by

OPPORTUNITY



To create a family of toys that merge connected technology with classic play themes that focus on healthy play.


Our 1st Toy:
Countdown
Hide, Seek & Play!
Tech toy that loosely shapes traditional hide & seek play with added challenges to encourages group or parental play, movement, and imagination.
Ages 3+ • Players 2+ • Indoor | Outdoor • 4 Play Modes

Testimonials

“We did get the test unit and LOVE it! We've been having a blast trying it out and really we've been fighting for turns with it. I can't wait to share it with my fans.”

-Lindsay (Wauseon, OH) Toy Reviewer

"What a fun toy!! I love that it's interactive and gets kids busy without the worry of losing a kid! Plus, I could see myself doing this with my own kids where I typically am not interested in playing traditional hide and seek!”

-Lauren (Sarasota, FL) Toy Reviewer

“Our Countdown prototype from Pressure Games is a BIG hit! My kids are playing hide and seek without me.... and I’m a little bit jealous!”

-Sarah (Winter Park, FL) Parent

“First of all I want to say what an awesome job you have done to put this game together. I honestly think you have a winner here…So far I must say we really enjoy playing as a family with it.”

-Jeff (San Antonio, TX) Parent

PRICING & ONGOING REVENUE

Countdown:

MSRP: $40

COGS: $15

Good initial sales margins

Comparable to:

- *Higher end board games*
- *Low/mid-tier toys*
- *Low-end STEM*

Industry First

An optional, high-margin, recurring subscription model for $15-20/ year. Adds new game modes on a regular basis to increase replay value and overall longevity.

Organic Sales Funnel

Updates to toys allows for user registration and follow-up marketing. The subscription service will result in lower-friction sales as we grow our market.

ACCOMPLISHMENTS

Arrow Certified

Countdown is Arrow reviewed technology & proven manufacturable.

2019 Outdoor Toy Award Winner

Annual competition held in London by toy reviewer and analyst Peter Jenkinson

Patent Pending

Covers any timed hide & seek game with optional game elements at end

Addressable Market

2018 Toy Sales via NPD Group
(excludes video games)

Our toys straddle multiple verticals:

- Combined TAM between ~$3 - $7B
- Broad age group and demographics

Traditional Toy Categories	2018
Grand Total	$21.57
Action Figures & Accessories	$1.55
Arts & Crafts	$0.99
Building Sets	$1.82
Dolls	$3.36
Games/Puzzles	**$2.14**
Infant/Toddler/Preschool Toys	$3.15
Youth Electronics	**$0.61**
Outdoor & Sports Toys	**$4.00**
Plush	$1.23
Vehicles	$1.41
All Other Toys	$1.32

Competitors

SPY CODE

Escape Room Toys

NERF

Outdoor Toys


simon

80's Nostalgia

vtech

STEM Toys

GO TO MARKET & PROMO

2H19	Q1	Q2	2H20
Reviewer Program	Invited to the TechUp Connected Play showcase	Direct Web Sales	
Toy Testing Partnership	Applied to Pitch Panel	Lowest Overhead Sales	Big Box Retail Sales
Crowdfunding Campaign	Product Launch		

TEAM



Alex Andreae
CEO / Founder

Alex founded SourceCoast web development in 2008 to integrate social networking features into websites. In 2014, he joined Nuzzle, a pet GPS tracking startup, as CTO where he built a team, designed, manufactured and successfully launched a product. He has an MS degree from University of Texas and a BS from Georgia Tech.



Liz Hughes
Chief of Brand

Liz graduated from the University of the Arts with a BS in Industrial Design. Liz has worked in a variety of design disciplines, including production design for Bario-Neal, installation design for the Brooklyn Guild and as a freelance designer in San Francisco. Liz lead UI and product design at Nuzzle.



Miguel Dotres
Investor Director

Miguel has served as a director on 5 publicly traded companies, listed 5 companies with the US Securities and Exchange Commission and listed 3 IPO companies on US stock exchanges. He is an authority on CF crowdfunding and Regulation A +.



Nilesh Kulkarni
Lead Firmware Engineer

Nilesh worked on firmware development at Nuzzle. He graduated from University of Texas at Arlington with a MS in Electrical Engineering.

ADVISORY BOARD



Valerie Vacante

Founder of Collabsco. Creator of the Connected Play Landscape. Host of TechUp toy showcase at CES & SxSW.

https://collabsco.com

CONSULTING PARTNER

Design Edge

Toy Consultancy since 1987. Developing packaging design, distributor relationships and manufacturing planning

https://designedge.net